ALSTON&BIRD LLP

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Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

August 24, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C.  20549-6010

Re:	NorthStar Senior Care Trust, Inc.
File No. 333-170802

Dear Ms. Gowetski:

This letter sets forth the response of our client, NorthStar Senior Care Trust, Inc. (the “Issuer”), to the comments by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated February 1, 2011, regarding Amendment No. 1 to the Issuer’s registration statement on Form S-11 (the “Registration Statement”).  The Issuer has today filed an amendment (“Amendment No. 2”) to the Registration Statement via EDGAR.  For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.  Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 2.

General

1)                                     Comment:      We note your response to comment 6 from our letter dated December 21, 2010. We will refer your response to the Division of Investment Management for review. We may have further comment.

Response:      The Issuer acknowledges that the Commission will refer its response to the Division of Investment Management for review and will respond to any further comments that the Commission may have.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Investment Strategy, page 5

2)                                     Comment:     We note your response to comment 10 from our letter dated December 21, 2010. Please revise to generally provide your intended allocations and clarify whether you intend a majority of your assets to be loans. In addition, with respect to loans to be acquired, please clarify whether you intend a significant portion of such loans to be subordinated as opposed to first mortgages.

Response:      The Issuer has revised page 109 in response to the Commission’s comment.

Competitive Advantages, page 7

3)                                     Comment:     We note your response to comment 17 from our letter dated December 21, 2010.  Please revise the relevant portion of the second risk factor on page 5 to include disclosure similar to your statement that “[a]fter [y]our distribution support agreement with [y]our sponsor has terminated, [you] may not have sufficient funds available to pay distribution at the rate [you] had paid during preceding periods or at all.”

Response:      The Issuer has revised the disclosure in the ninth risk factor on page 7 in response to the Commission’s comment. The Issuer has similarly revised the final risk factor on page 24.

Management Compensation page 68

4)                                     Comment:     We note your response to comment 35 that you have determined that the proper measure of such compensation is calculated as a percentage of the total costs associated with completing a given acquisition.  Please revise to include such information in your disclosure.

Response:      The Issuer has revised the disclosure in footnote 5 on page 92 in response to the Commission’s comment.

5)                                     Comment:     We note your response to comment 39 from our letter dated December 21, 2010, as well as your related revised disclosure.  Please make this same revision to your fee chart on page 11.

Response:      The Issuer has revised the disclosure on page 17 in response to the Commission’s comment.

Borrowing Policy, page 89

6)                                     Comment:     We note your response to comment 42 from our letter dated December 21, 2010.  Please revise the first sentence of this section to clarify that this statement pertains to the time period after you invest your full offering proceeds.

Response:      The Issuer has revised the disclosure on page 116 to remove the reference to “conservative levels of borrowing.” In addition, the Issuer has made conforming changes on page 20.

Prior Performance Summary, page 100

7)                                     Comment:     We note your response to comment 44 from our letter dated December 21, 2010, as well as your related revised disclosure. By footnote or otherwise, please reconcile AFFO amounts presented to FFO amounts. In addition, please explain why AFFO provides useful information to investors regarding financial condition and performance.

Response:  Please note that the Issuer has removed the disclosure related to the annualized return on common equity generated by NorthStar Realty Finance Corp., the Issuer’s sponsor (the “Sponsor”), based on adjusted funds from operations (“AFFO”). Nonetheless, as disclosed on page 128, AFFO is one of the metrics used to measure the profitability and performance of the Sponsor and will be used similarly to measure the performance of the Issuer. Management of the Sponsor believes that funds from operations (“FFO”) and AFFO, both of which are not computed in accordance with accounting principles generally accepted in the United States (“GAAP”), are appropriate supplemental measures of the operating performance of real estate investment trusts (“REITs”).  The Sponsor computes FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts.  To calculate AFFO, the Sponsor adjusts FFO for certain non-cash items.  The Sponsor’s management believes that the use of FFO and AFFO are more reflective of operating performance because they exclude GAAP historical cost depreciation and amortization of real estate assets, which assumes that the value of real estate assets diminish predictability over time.  The Sponsor’s management believes that further adjusting FFO to exclude non-cash items in order to calculate AFFO provides a complementary measure of operating performance.  Non-cash items, such as unrealized gains and losses related to mark-to-market adjustments that should reverse over time, result in little, if any, impact on the Sponsor’s financial condition.  Finally, FFO and AFFO are used frequently by securities analysts, investors and other interested parties in evaluating REITs, many of which present FFO and AFFO when reporting their operating results.  Thus, presentation of this information is intended to assist the reader in comparing the operating performance of the Sponsor to other publicly traded REITs, although it should be noted that not all REITs calculate FFO and AFFO the same way.

Share Repurchase Program, page 144

8)                                     Comment:      We note your disclosure on page 145 that the board of directors may amend, suspend or terminate the share repurchase program at any time upon 10 days notice.  The proposed notice period appears to be inconsistent with the no-action letter relief granted to issuers engaged in redemption programs with similar characteristics as your proposed program.  Please revise.  Alternatively, please provide a legal analysis explaining how the proposed notification period is consistent with prior staff interpretive positions and/or no-action letter relief.

Response:      The Issuer respectfully submits that the ten-day notice period for the amendment, suspension or termination of its share repurchase program is consistent with the notice period for the share repurchase programs of Behringer Harvard REIT I, Inc.(1) and Apple REIT Six, Inc.(2), both of which were granted no-action relief by the Commission.  In fact, the share repurchase programs of Behringer Harvard REIT I, Inc. and Apple REIT Six, Inc. allow for even greater flexibility than the Issuer’s proposed share repurchase program with respect to the notice period by providing for their amendment, suspension or termination by the board of directors “at any time.”   The Issuer believes that its share repurchase program does not constitute an issuer tender offer within the meaning of Rule 13e-4 on the basis of the reasoning set forth in the no-action letters granted to Behringer Harvard REIT I, Inc. and Apple REIT Six, Inc., as well as the letter to the Commission documenting the email correspondence between NorthStar Real Estate Income Trust, Inc. and the Commission, dated July 21, 2009.(3)  In addition, while the Issuer does not believe that its share repurchase program is a tender offer, the Issuer notes that its share repurchase program provides a time period for changes to the share repurchase program similar to what is required under the tender offer rules.  Under the tender offer rules and Staff interpretations, a tender offer is required to remain open for five business days following a material change.  For price changes or changes in the percentage of shares sought in the offer, ten business days are required.  The Issuer’s share repurchase program generally provides for a ten-day notice period for amendments, suspensions or termination of the share repurchase program, but further provides that changes in the number of shares that can be redeemed during any calendar year will take effect only upon ten business days prior written notice.  This evidences the Issuer’s commitment to upholding the investor protection purposes of the tender offer rules.  Finally, the Issuer believes that the ten-day notice period is appropriate because it provides the Issuer with the flexibility to respond to an unforeseen material event by amending, suspending or terminating the share repurchase program quickly in the event

(1)  Behringer Harvard REIT I, Inc., SEC No-Action Letter, 2004 WL 2439520 (Oct. 26, 2004)

(2)  Apple REIT Six, Inc. Redemption Program, SEC No-Action Letter, 2006 WL 1880375 (June 30, 2006)

(3)  Letter to SEC Staff documenting email correspondence between NorthStar Real Estate Income Trust, Inc., and the SEC, dated July 21, 2009, available at http://sec.gov/Archives/edgar/data/1455650/000095012309023730/filename1.htm.

the board of directors determines doing so is in the best interests of the Issuer’s stockholders.

Table III Operating Results of Prior Programs, page A-4

NorthStar Real Estate Securities Opportunity Fund, L.P., page A-5

9)                                     Comment:     We note your response to comment 54 from our letter dated December 21, 2010.  Please revise the “Tax and Distribution Data” disclosure to provide the data based on a $1,000 investment, as required by Industry Guide 5.

Response:      The Issuer has revised the disclosure on page A-5 as requested.

10)                              Comment:     We note the source of cash distributions from sales, refinancing, operations and other is provided on GAAP basis.  Please revise to provide this information on cash basis or advise.

Response:      The Issuer has revised the disclosure on page A-5 as requested.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,

Rosemarie A. Thurston

Enclosures

cc:	Ms. Angela McHale, Division of Corporation Finance
Mr. Ronald J. Lieberman, NorthStar Senior Care Trust, Inc.
Mr. Lesley H. Solomon, Alston & Bird LLP